UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 25)1

SL Industries, Inc.
(Name of Issuer)

Common Stock, $.20 Par Value
(Title of Class of Securities)

784413106
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 989,441
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 989,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 989,441
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 989,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 989,441
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 989,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 989,441
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 989,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,620
	8	SHARED VOTING POWER 989,441
	9	SOLE DISPOSITIVE POWER 5,620
	10	SHARED DISPOSITIVE POWER 989,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 996,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON GLEN M. KASSAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784413106

The following constitutes Amendment No. 25 to the Schedule 13D filed by the undersigned (“Amendment No. 25”).  This Amendment No. 25 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

The third paragraph of Item 2(a) is hereby amended and restated to read as follows:

Set forth on Schedule A annexed hereto is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) Steel Partners Holdings GP Inc. (“Steel Holdings GP”), the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings, (ii) the executive officers of Partners LLC, and (iii) the executive officers and directors of Steel Holdings GP.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons or entities listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 989,441 Shares owned directly by SPHG Holdings is approximately $10,202,620, including brokerage commissions.  The Shares owned directly by SPHG Holdings were acquired with funds of SPHG Holdings and an affiliated entity that initially purchased a portion of the Shares prior to being contributed to SPHG Holdings.

The aggregate purchase price of the 5,620 Shares owned directly by Mr. Lichtenstein is approximately $20,468.  Such Shares were acquired by Mr. Lichtenstein with personal funds.  Mr. Lichtenstein beneficially owns an additional 1,000 restricted Shares awarded to him in his capacity as a director of the Issuer.

Mr. Kassan beneficially owns 1,000 restricted Shares awarded to him in his capacity as a director of the Issuer.

Set forth on Schedule B annexed to Amendment No. 24 to the Schedule 13D (“Schedule B”) is the aggregate purchase price of the Shares beneficially owned, if any, by each of the executive officers and directors, who are not Reporting Persons, of the entities listed on Schedule A.

SPHG Holdings effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 4,568,341 Shares outstanding, which is the total number of Shares outstanding as of November 3, 2011 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

CUSIP NO. 784413106

As of the close of business on November 22, 2011, SPHG Holdings owned directly 989,441 Shares, constituting approximately 21.7% of the Shares outstanding.  By virtue of their relationships with SPHG Holdings, each of Steel Holdings, SPHG, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by SPHG Holdings.

As of the close of business on November 22, 2011, Warren G. Lichtenstein directly owned 5,620 Shares and beneficially owned an additional 1,000 restricted Shares, which, together with the 989,441 Shares owned by SPHG Holdings that Mr. Lichtenstein may also be deemed to beneficially own, constitutes approximately 21.8% of the Shares outstanding.

Glen M. Kassan beneficially owns 1,000 restricted Shares, constituting less than 1% of the Shares outstanding.

Set forth on Schedule B is the aggregate number and percentage of Shares beneficially owned, if any, by each of the executive officers and directors, who are not Reporting Persons, of the entities listed on Schedule A.  Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

Item 5(b) is hereby amended and restated to read as follows:

Each of the Reporting Persons (other than Mr. Kassan) may be deemed to have shared power to vote and dispose of the Shares reported in this Schedule 13D owned directly by SPHG Holdings.  Warren G. Lichtenstein has the sole power to vote and dispose of the 5,620 Shares owned directly by him and has the sole power to vote the 1,000 restricted Shares beneficially owned by him.  Glen M. Kassan has the sole power to vote the 1,000 restricted Shares beneficially owned by him.

Item 5(c) is hereby amended to add the following:

(c)           Schedule C annexed hereto lists all transactions in the Shares by SPHG Holdings during the past 60 days.  All of such transactions were effected in the open market.

Item 6 is hereby amended to add the following:

On July 29, 2011, Warren G. Lichtenstein was awarded 1,000 restricted Shares under the Issuer’s 2008 Incentive Stock Plan, as amended. The restricted Shares vest on the earlier of one year from the date of grant or upon Mr. Lichtenstein ending his service as a director of the Issuer.

On July 29, 2011, Glen M. Kassan was awarded 1,000 restricted Shares under the Issuer’s 2008 Incentive Stock Plan, as amended. The restricted Shares vest on the earlier of one year from the date of grant or upon Mr. Kassan ending his service as a director of the Issuer.

CUSIP NO. 784413106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2011	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Chief Executive Officer

SPH GROUP LLC

	By:	Steel Partners Holdings GP Inc. Managing Member

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Chief Executive Officer

SPH GROUP HOLDINGS LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Chief Executive Officer

STEEL PARTNERS LLC

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Chief Executive Officer

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein
/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Glen M. Kassan

CUSIP NO. 784413106

SCHEDULE A

General Partner of Steel Partners Holdings L.P., Managing Member of SPH Group LLC and Manager of SPH Group Holdings LLC

Name	Present Principal Business	Business Address
Steel Partners Holdings GP Inc.	General Partner of Steel Partners Holdings L.P., Managing Member of SPH Group LLC and Manager of SPH Group Holdings LLC	590 Madison Avenue, 32nd Floor New York, NY 10022

Executive Officers of Steel Partners LLC

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Sanford Antignas, Managing Director, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 784413106

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Jack L. Howard, President, Secretary and Director	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

James F. McCabe, Jr., Chief Financial Officer	Chief Financial Officer, Senior Vice President and President, Shared Services of Handy & Harman Ltd.	c/o Handy & Harman Ltd. 1133 Westchester Avenue, Suite N222 White Plains, NY 10604

Anthony Bergamo, Director	Vice Chairman of MB Real Estate, a property management company	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017

John P. McNiff, Director	Partner of Mera Capital Management LP, a private investment partnership	c/o Mera Capital Management LP 161 Washington Street, Suite 1560 Conshohocken, PA 19428

Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012

General Richard I. Neal, Director	President of Sisvel US, Inc. and Audio MPEG, Inc., licensors of intellectual property	c/o Sisvel US, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314

Allan R. Tessler, Director	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014

CUSIP NO. 784413106

SCHEDULE C

Transactions in the Securities of the Issuer During the Past 60 Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase
SPH GROUP HOLDINGS LLC
Common Stock	3,980	17.5573	11/21/11
Common Stock	6,518	17.9154	11/22/11
Common Stock	51,712	18.0000	11/22/11